Exhibit 99.1

ReTo Eco-Solutions Board of Directors Approves After Market Services Expansion

BEIJING, CHINA – July 16, 2020 - ReTo Eco-Solutions, Inc. (the “Company,” “we” or “ReTo”) (NASDAQ: RETO), a one-stop, total technology solutions provider for the healthy improvement of ecological environments, today announced its Board of Directors approved an after market services expansion of the Company’s one-stop solution to meet the expanding and increasingly complex ecological needs of its customers. The service expansion will include equipment operation and maintenance services, which is expected to help generate higher service margin revenue, while also promoting the equipment market and sales.

ReTo boasts rich experience in operations and maintenance, as it not only provides environmental protection equipment and technology to the market, but also uses its own technology and equipment to produce eco-friendly construction materials. After a customer contracts for consigned operations and management services, ReTo will work to increase the customer’s project operating efficiency and lower its project operating costs by assisting the customer in implementing ReTo’s equipment and technology, and by performing the ongoing operations and management..

Mr. Li Hengfang, ReTo’s Chairman and Chief Executive Officer, commented, “The market has evolved from customers considering the implementation of basic ecological management programs to where customers are now turning to ReTo to assist them in aggressively and quickly implementing sustainable environmental solutions. Based on existing demand and the expected long-term opportunity, and with the support of our Board of Directors, we are expanding our total solutions to allow us to capture our share of revenue from the ongoing operation and maintenance services. Our goal is to build our base of recurring, higher margin service revenue and add increased visibility into our business model and growth.”

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo (NASDAQ: RETO) is a leader in ecological innovation, with sustainable environmental priorities and seeks to empower communities through its proprietary technologies, systems and solutions, which have been used to bring clean water and fertile soil to villages and cities worldwide. The Company is founded on its strategy of Technology Improves Ecology and is a full spectrum provider of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design and installation for the health and improvement of ecological environments, such as ecological soil restoration, through solid waste treatment. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding its ability to: 1) ability to expand its services to provide ongoing operations and maintenance of technology and equipment; 2) its ability to generate recurring higher margin service revenue; and 3) its ability to increase its customers’ operating efficiency and lower their operating costs are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction and ecological solutions in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc

Global IR Partners
David Pasquale

New York Phone: +1-914-337-8801

RETO@globalirpartners.com